Exhibit 99.2

MACROCURE LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 13, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Shai Lankry and Jonathan M. Nathan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Macrocure Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, December 14, 2015, at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 25 Hasivim Street, Petach Tikva 4959383, Israel, on Wednesday, January 13, 2016 at 3:00 p.m., Israel time (8.00 a.m. EST), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) of the Company relating to the Meeting.

The undersigned acknowledges receipt of the Notice and the Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted “FOR” each proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MACROCURE LTD.

January 13, 2016

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
1.	The reelection of each of the following current directors of the Company for an additional one-year term, until the next annual general meeting of shareholders:
	(a) Tomer Kariv	☐	☐	☐

	(b) David Ben-Ami	☐	☐	☐

	(c) Ze’ev Bronfeld	☐	☐	☐

	(d) Ranan Grobman	☐	☐	☐

2.
Approval of the re-appointment of Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, as the independent auditors of the Company, and the authorization of the Board of Directors and/or its Audit Committee to fix their compensation.

		☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.